UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42925

BOYD GROUP SERVICES INC.

(Translation of registrant’s name into English)

1745 Ellice Avenue, Unit C1

Winnipeg, Manitoba, Canada R3H 1A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibits

Exhibit No.	Description

99.1	Press Release dated February 25, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOYD GROUP SERVICES INC.

By:	/s/ Peter Toni
	Name:	Peter Toni
	Title:	Senior Corporate Counsel & Assistant Secretary

Date: February 25, 2026